                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   093698 10 8
                                 (CUSIP Number)

                               September 18, 2006
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. - 093698 10 8

1        NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert J. Palle, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/
         N/A

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                    1,047,566  shares  of  Common  Stock  (includes  options  to purchase  11,667 shares of Common Stock that are exercisable within 60 days)

6        SHARED VOTING POWER
                    200,000 shares of Common Stock (represents  shares of Common
                    Stock that are owned by a limited liability company of which
                    the  reporting   person  and  his  spouse  own  all  of  the
                    membership interests)

7        SOLE DISPOSITIVE POWER
                    1,047,566  shares  of  Common  Stock  (includes  options  to purchase  11,667 shares of Common Stock that are exercisable within 60 days)

8        SHARED DISPOSITIVE POWER
                    200,000 shares of Common Stock (represents  shares of Common
                    Stock that are owned by a limited liability company of which
                    the  reporting   person  and  his  spouse  own  all  of  the
                    membership interests)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,247,566  shares  of  Common  Stock  (includes  options  to purchase  11,667 shares of Common Stock that are exercisable within 60 days and 200,000  shares of Common  Stock that are owned by a limited  liability company of which the reporting person and his spouse own all of the membership interests)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
                  N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    20.05%  (Based  upon a total of  6,222,252  shares of Common
                    Stock outstanding as of the date of this filing.)

12       TYPE OF REPORTING PERSON
                  IN

Item 1.
                  (a) Name of Issuer:  Blonder Tongue Laboratories, Inc.

                  (b) Address of Issuer's Principal Executive Office:
                      One Jake Brown Road, Old Bridge, New Jersey 08857.

Item 2.
                  (a) Name of Person Filing:  Robert J. Palle, Jr.

                  (b) Address of Principal Business Office or, if none, Residence:
                      c/o Blonder Tongue Laboratories, Inc.,
                      One Jake Brown Road, Old Bridge, New Jersey 08857.

                  (c) Citizenship:  United States of America

                  (d) Title of the Class of Securities: Common Stock

                  (e) CUSIP number: 093698 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act
                          (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with
                          §240.13d- 1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with §240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership

                  See item nos. 5 through 11 on the second part of the cover sheet.

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                  N/A

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                                February 13, 2007
                                                         Date

                                                /s/ Robert J. Palle, Jr.
                                                         Signature

                                               Robert J. Palle, Jr., President
                                                         Name/Title